Exhibit (a)(1)(k)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated April 21, 2008 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by J.P. Morgan Securities Inc., the Dealer Manager, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

LifeCell Corporation

at

$51.00 Net Per Share

by

Leopard Acquisition Sub, Inc.

a wholly-owned subsidiary of

Kinetic Concepts, Inc.

Leopard Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Kinetic Concepts, Inc., a Texas corporation (“KCI”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of LifeCell Corporation, a Delaware corporation (“LifeCell”), at a purchase price of $51.00 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON MAY 16, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, the satisfaction of the following conditions: (i) there shall be validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement) and not withdrawn, a number of Shares that represents a majority of the Shares outstanding on a fully-diluted basis as of immediately prior to the expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement) (the “Minimum Condition”); (ii) the debt financing contemplated by KCI’s debt commitment letter (or any alternative financing obtained in accordance with the terms of the Merger Agreement) shall be available for borrowing in connection with the consummation of the Offer and any portion of the remainder of the financing contemplated by KCI’s debt commitment letter (or any alternative financing obtained in accordance with the terms of the Merger Agreement) shall be available at the effective time of the Merger, in either case on terms, taken as a whole, that are not materially less beneficial to KCI or Purchaser (the “Financing Condition”); (iii) the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired or been terminated; and (iv) subject to certain exceptions, no effect, change, development, event or circumstance shall have occurred after April 7, 2008 that has had or would reasonably be expected to have a material adverse effect on the business, results of operation, financial condition or prospects of LifeCell. The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase.

The purpose of the Offer is for KCI, through Purchaser, to acquire control of, and the entire equity interest in, LifeCell.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of April 7, 2008 (the “Merger Agreement”), among Purchaser, KCI and LifeCell, pursuant to which, after completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into LifeCell, with LifeCell surviving as a wholly-owned subsidiary of KCI (the “Merger”), and each issued and outstanding Share (other than Shares held in the treasury of LifeCell, owned by KCI, Purchaser or any wholly-owned subsidiary of KCI, or held by shareholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and subject to reduction for any applicable withholding taxes, upon the surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The LifeCell board of directors has unanimously approved the Merger Agreement and determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of LifeCell and LifeCell’s stockholders. The LifeCell board of directors unanimously recommends that LifeCell’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

If by 12:00 Midnight, New York City time, on May 16, 2008 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open) (the “Expiration Date”), certain conditions relating to LifeCell’s representations and warranties, covenants and the absence of a material adverse effect are satisfied (or in the case of LifeCell’s representations and warranties or covenants, any deficiencies are objectively capable of being cured within ten (10) business days), but the other conditions to the Offer have not been satisfied or waived, Purchaser has agreed in the Merger Agreement to extend the Offer for one or more periods of time of up to ten (10) business days each (or a longer period, if Purchaser agrees in writing) until all of the conditions are satisfied or waived, provided that Purchaser is not required to extend the Offer beyond June 30, 2008. Purchaser may extend the Offer in certain circumstances. Any extension of the Offer will be followed by a public announcement of such extension by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares.

Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise make any change in the terms and conditions of the Offer; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of LifeCell, (a) decrease the Offer Price (including as such Offer Price may have been increased pursuant to the terms of the Merger Agreement), (b) change the form of consideration payable in the Offer, (c) decrease the number of Shares sought pursuant to the Offer, (d) amend or waive the Minimum Condition, (e) add to the conditions to the Offer (described in Section 13 of the Offer to Purchase) or modify such conditions in any manner adverse to the holders of Shares, (f) extend the expiration of the Offer, except as required or permitted by the Merger Agreement or (g) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares.

As of April 18, 2008, based on (i) 34,227,220 Shares issued and outstanding, (ii) 2,073,817 shares of LifeCell common stock issuable upon exercise of outstanding options, and (iii) 354,154 shares subject to Restricted Stock Unit awards, in each case as represented to us by LifeCell, the number of Shares required to be tendered pursuant to the Offer to satisfy the Minimum Condition is 18,327,596.

If at the Expiration Date all of the conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment all Shares tendered in the Offer, Purchaser expressly reserves the right to provide a subsequent offering period following the Expiration Date (a “Subsequent Offering Period”) during which shareholders may tender any Shares not tendered in the Offer. If Purchaser elects to include or extend a Subsequent Offering Period, Purchaser will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

In order to take advantage of the Offer, you should either (i) complete and sign the Letter of Transmittal included with the copy of the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver (or with respect to Eligible Institutions (as defined in the Letter of Transmittal), fax) the Letter of Transmittal and any other required documents to the Depositary, and either deliver the certificates for your shares along with the Letter of Transmittal to the Depositary or tender your shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your shares. If you desire to tender shares, and certificates evidencing your shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to our Depositary prior to the expiration of our Offer, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments and transmitting such payments to tendering shareholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and if we have not by June 20, 2008 accepted your Shares for payment, you can withdraw them at any time after such time unless and until we accept such Shares for payment. For your withdrawal to be effective, a written (or, with respect to Eligible Institutions, a facsimile transmission) notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depositary Trust Company (“DTC”) to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. If you tender Shares by giving instructions to a broker or other nominee, you must instruct the broker or other nominee to arrange for the withdrawal of your Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of KCI, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in the Offer to Purchase at any time prior to the Expiration Date.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local and other tax laws. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

LifeCell has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone number set forth below and will be furnished promptly at Purchaser’s expense. Neither KCI nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

To ensure compliance with Treasury Department regulations, we advise you that, unless otherwise expressly indicated, any federal tax advice contained in this announcement was not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any tax-related matters addressed herein.

The Information Agent for the Offer is:

100 Wall Street, 22nd Floor

New York, NY 10005

Call Toll Free: (888) 742-1305

The Dealer Manager for the Offer is:

J.P. Morgan Securities Inc.

277 Park Avenue, 9th Floor

New York, NY 10172

Call Toll-Free: (877) 371-5947

April 21, 2008

WSJ— 7.19” x 21”

25249 Laurel Hill Advisory Group, LLC

Farrington & Favia Inc. (212) 685-4909

Description: LifeCell Corporation—Tender

April08/LaurelHill/25249-D-01

4/19/08    jn/kk/jn    Proof    5